Securities and Exchange Commission
April 25, 2014

April 25, 2014
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561
U.S.A.

Attention:    Linda Cvrkel (Branch Chief)
    Effie Simpson

Re:	Tim Hortons Inc. Form 10-K for the year ended December 29, 2013 Filed February 25, 2014 File No. 001-32843
Dear Ms. Cvrkel:
On behalf of Tim Hortons Inc. (the “Company”), this letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 11, 2014 (the “Comment Letter”) related to the Annual Report on Form 10-K of the Company for the fiscal year ended December 29, 2013 (the “2013 Form 10-K”). Set forth below is the text of the comments contained in the Comment Letter in italics, followed by the Company’s response.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition
Tim Cards

1.
We note from the disclosure included on page 9 of your Form 10-K that as of December 29, 2013, you had outstanding guest deposits on Tim Cards of approximately $173.2 million of which $155.0 million is represented by restricted cash and cash equivalents. If your obligation to Tim Card holders at this date totals $173.2 million, please explain in Note 1 why an equal amount of restricted cash and cash equivalents is not included on your balance sheet. As part of your response and your revised disclosure, please explain how the difference between such amounts is accounted for in your financial statements.

Securities and Exchange Commission
April 25, 2014

Company Response
As noted in Note 1 to the Company’s financial statements, on page 81 of the 2013 Form 10-K, amounts presented as Restricted cash and cash equivalents in the Company’s Consolidated Balance Sheet represent the net amount of cash loaded onto Tim Cards by guests, less redemptions and loans to the Tim Hortons Advertising and Promotion Fund (Canada) Inc. (“Ad Fund”). This note also indicates that the restricted amounts, as per agreement with restaurant owners, can be used for the settlement of obligations under the Tim Card program and for other limited purposes, which includes loans to the Ad Fund. As noted in footnote 2 on page 108 (Note 20, Variable Interest Entities) of the Company’s 2013 Form 10-K, at December 29, 2013 the Company issued a loan to the Ad Fund (the “Tim Card Loan”) of $18.2 million, which was funded by the Restricted cash and cash equivalents related to our Tim Card program. This loan to the Ad Fund accounts for the difference between the Tim Card Obligation and the Restricted cash and cash equivalents balances on the Company’s Consolidated Balance Sheet. The proceeds received by the Ad Fund from the Tim Card Loan were used primarily to repay a portion of the Ad Fund’s indebtedness to a Canadian financial institution.

Note 4. Earnings Per Common share Attributable to Tim Hortons Inc.

2.
Please revise Note 4 to disclose the number of stock options, restricted shares and other securities that could potentially dilute your basic earnings per share in the future that were not included in the computation of diluted earnings per share for the periods presented because to do so would have been antidilutive for the periods presented. If there were no such securities outstanding during the periods presented, please state this in Note 4. Refer to the guidance outlined in ASC 201-10-50.

Company Response
The Company had approximately 0.5 million stock options outstanding at December 29, 2013 that could potentially dilute the Company’s basic earnings per share in the future, that were not included in the computation of diluted earnings per share for the periods presented because to do so would have been antidilutive for the periods presented. Management considered the disclosure requirements in ASC 201-10-50, and concluded that this disclosure was not material, relative to the Company's outstanding shares, in the Company’s Consolidated Financial Statements.

Note 7. Income Taxes

3.
Please revise Note 7 to disclose the foreign and domestic components of your income before taxes for each period presented in your consolidated statements of operations. Refer to the guidance outlined in Rule 4-08(h) of Regulation S-X.

Company Response
The Company has disclosed the Canadian (domestic) component of its income before taxes for each period presented on page 88 of the 2013 Form 10-K. As foreign income before taxes for the Company is less than

Securities and Exchange Commission
April 25, 2014

five percent of total income before taxes, these amounts have not been separately disclosed, in accordance with Rule 4-08(h) of Regulation S-X.

Note 19. Stock-Based Compensation, page 103

4.
We note from the disclosure included in Note 19 and elsewhere in the filing that the Company has entered into TSR contracts as economic hedges covering 1.0 million of the Company’s underlying common shares, which represent a portion of its outstanding stock options with tandem SARs, and substantially all of its DSUs. We also note that in fiscal 2013, the Company recognized a gain of $13.9 million in general and administrative expense versus a loss of $1.8 million during 2012 related to the revaluation of the TSR contracts. Please tell us and revise Note 19 to explain the nature of the changes in facts, circumstances and assumptions that resulted in recognition of a $13.9 million gain during 2013 versus a $1.8 million loss in connection with these contracts in the prior fiscal year.

Company Response
As disclosed in Note 1 to the Company’s financial statements, under the heading Other Derivatives on page 85 of our 2013 Form 10-K, the Total Return Swaps (“TRS”) do not qualify as accounting hedges and therefore the fair value adjustment at the end of each reporting period is recognized in General and administrative expenses in the Consolidated Statement of Operations. As disclosed in Note 14, Fair Values, on page 98 of our 2013 Form 10-K, the fair value of the TRS is determined using the Company’s common share closing price on the last business day of the fiscal period, as quoted on the Toronto Stock Exchange (see footnote 5 to the table of “Financial assets and liabilities measured at fair value”). As such, the recognition of a gain in fiscal 2013 versus a loss on these contracts in fiscal 2012 was due to the change in the Company’s common share price during the respective fiscal years.
As the determination of fair value is fully described on page 98 of our 2013 Form 10-K, the Company does not believe that further discussion of the changes in facts, circumstances and assumptions is required in Note 19, Stock-Based Compensation, of our financial statements.

Item 9A. Controls and Procedures, page 115

5.
Reference is made to your response to our prior comment 2 in your response letter dated March 18, 2013 where the company confirmed that appropriate revisions would be made to Item 9A of your Annual Report on Form 10-K. Based on our review of your report on Form 10-K for fiscal 2013, it does not appear that you have appropriately revised your disclosures in Item 9A in response to our comment. As previously requested, please revise to disclose whether there were any changes to your internal controls over financial reporting that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting in accordance with Item 308(c) of Regulation S-K.

Securities and Exchange Commission
April 25, 2014

Company Response
We have reviewed our prior correspondence with the Staff. As per our response letter dated March 18, 2013, to your comment letter dated March 13, 2013 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012, we have included the following statement in Item 9A on page 115 of our 2013 Form 10-K, in the third paragraph under the heading “Report of Management on Internal Control over Financial Reporting”:

“There were no changes in our internal control over financial reporting during the fiscal year ended December 29, 2013, that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”
However, we will include the following disclosure under a separate heading entitled “Changes in Internal Controls” within Item 9A in future filings:
“There has been no change in our internal control over financial reporting during the last fiscal quarter which has been identified in connection with Management’s evaluation required by Rules 13a-15(d) or 15d-15(d) under the U.S. Securities Exchange Act of 1934, as amended, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Annual Report on Form 10-K/A filed March 21, 2014
Retirement Benefits, page 27

6.
We note from the disclosure included on page 27 that the Company’s Canadian employees are required to participate in your Canadian defined contribution plan under which you contribute an amount equal to 5% of their base salary and also match participants voluntary additional contributions up to 1% of base salary. Please revise the notes to your financial statements to include the disclosures required by ASC 715-70-50 with respect to your defined contribution retirement plan or explain why you do not believe this is required.

Company Response
Costs to the Company for employees participating in the Canadian defined contribution plans were approximately $7.5 million for fiscal 2013 (2012: $7.5 million and 2011: $6.9 million), which were recognized primarily in General and administrative expenses in the Consolidated Statement of Operations. We believe that the defined contribution expense is not material. In addition, the expense is comparable year-over-year, and is not subject to significant management judgment or estimate. Accordingly, the Company concluded that the disclosure requirements in ASC 715-70-50 were not material to the Company’s Consolidated Financial Statements.

Securities and Exchange Commission
April 25, 2014

2013 Compensation Details
Summary Compensation Table, page 34

7.
We note your disclosure in footnote (3) to the table on page 37 of the various assumptions used in the Black-Scholes valuation of options/SARS granted to your executive officers during fiscal 2011, 2012 and 2013. Please explain why the assumptions disclosed on page 37 of your Report on Form 10-K/A do not appear to be consistent with those disclosed on page 105 of the notes to your financial statements included in your Annual Report on Form 10-K. If different assumptions were used for purposes of the compensation table on page 37 of amended Annual Report on Form 10-K than for purposes of your financial statements, please explain why you believe this is appropriate. We may have further comment upon review of your response.

Company Response
The Company qualifies as a “foreign private issuer” as defined in Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended. While the Company chooses to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the Commission instead of filing the reports available to foreign private issuers, the Company is not subject to the proxy requirements applicable to U.S. domestic issuers and prepares and files a management proxy circular and related material in accordance with Canadian securities law requirements. In reliance upon and as permitted by Instruction G(3) to Form 10-K, the Company filed Amendment No. 1 on Form 10-K/A on March 21, 2014 (the “2013 Form 10-K/A”) in order to include Part III information not previously included in the 2013 Form 10-K, including the information required by Item 402 of Regulation S-K, which the Company is permitted to satisfy solely by providing the information required by Items 6.B and 6.E.2 of Form 20-F. The Summary Compensation table included on page 37 of the 2013 Form 10-K/A is therefore prepared in accordance with the requirements of Canadian securities law, in particular, Item 3.1 of Form 51-102F6 – Statement of Executive Compensation (the “Canadian Securities Law Requirements”).

In accordance with the Canadian Securities Law Requirements, the valuation on page 37 of the 2013 Form 10-K/A is calculated pursuant to the Black-Scholes model with reliance on assumptions that management believes are meaningful and provide a reasonable estimate of fair value on the grant date for compensation purposes. As such, the model described on page 37 of the 10-K/A utilizes an expected term based on the full term of the agreement at the grant date, which is representative of the full potential value of the option offered to the recipient. This methodology, and its related assumptions, are reviewed annually and approved by the Human Resource and Compensation Committee of the Board.

In contrast, the model described on page 105 of the 2013 Form 10-K utilizes an expected life based on historical experience in accordance with the guidance in ASC 718-10-55. In addition, as disclosed on page 80 of our 2013 Form 10-K, our stock options are issued with tandem SARs, and are therefore accounted for as cash-settled awards. This results in the revaluation of the awards to fair value at the end of each reporting period. As a result, the assumptions disclosed in Note 19 to our financial statements on page 105 of our 2013 Form 10-K are those used to determine the fair value of outstanding options in accordance with the applicable guidance, as at the end of the reporting period noted.

Securities and Exchange Commission
April 25, 2014

* * * * * * * *

In responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (905) 339-5590 or Jill Sutton, the Company’s Executive Vice President, General Counsel and Corporate Secretary, at (905) 339-6102.
Sincerely,
/s/ Cynthia Devine
Cynthia Devine
Chief Financial Officer

cc:    Jill Sutton, Executive Vice President, General Counsel and Corporate Secretary, Tim Hortons Inc.